Sub-Item 77D: Policies with respect to security investments

Hartford Money Market HLS Fund

Effective immediately, under the sub-heading entitled “Principal Investment Strategy,” the following disclosure is added at the end of the first paragraph:

The fund will maintain a dollar-weighted average portfolio maturity of 90 days or less and will not acquire any security with a remaining maturity of more than 397 days